EXHIBIT 1
CORPORACIÓN DURANGO, S. A. B. DE C. V.
AND SUBSIDIARIES
(formerly Corporación Durango, S. A. de C. V. and subsidiaries)
CONSOLIDATED FINANCIAL STATEMENTS
(Translated from the original issued in Spanish)
FOR THE YEARS ENDED
DECEMBER 31, 2006, 2005 AND 2004

CORPORACIÓN DURANGO, S. A. B. DE C. V. AND SUBSIDIARIES
(formerly Corporación Durango, S. A. de C. V. and subsidiaries)
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

REPORT OF INDEPENDENT AUDITORS
(Translated from the original issued in Spanish)
Mexico City, April 27, 2007.
Board of Directors and Stockholders of
Corporación Durango, S. A. B. de C. V.:
We have audited the consolidated balance sheets of Corporación Durango, S. A. B. de C. V. and subsidiaries (collectively the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Durango International, Inc. and subsidiaries (foreign subsidiaries companies in the United States of America), with assets of $1,164,524 thousand and net sales of $1,442,061 thousand, representing 7.5% and 17.0% of the consolidated assets and net sales in 2005, respectively, were examined by other auditors, and our opinion, regarding balances included for those subsidiaries is solely based on the other auditor’s report.
We conducted our audits in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the standards of financial information used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

As mentioned in Note 9 to the consolidated financial statements, on February 23, 2005, the Company and its creditors signed a financial restructuring agreement completing the “Concurso Mercantil” process. As a result of the financial restructuring, the Company reclassified, as of December 31, 2004, $10,424 million of its short term debt to long term debt. Of the $10,424 million, $3,396 million was exchanged for capital stock of Corporación Durango, S. A. B. de C. V., in February 2005.
In our opinion, based in our examination and the other auditor’s report mentioned in the first paragraph, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of Corporación Durango, S. A. B. de C. V. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations, the changes in their stockholders’ equity and the changes in their financial position for the years ended December 31, 2006, 2005 and 2004 in conformity with Mexican Financial Reporting Standards.
PricewaterhouseCoopers, S.C.

Javier Monroy, C.P.
Audit Partner

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CORPORACIÓN DURANGO, S. A. B. DE C. V. AND SUBSIDIARIES
(formerly Corporación Durango, S. A. de C. V. and subsidiaries)
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005
(Notes 1, 2 and 3)
Thousands of constant Mexican pesos as of December 31, 2006

Assets	2006	2005

CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$466,603	$728,963
Accounts receivable — Net (Note 5)	1,924,745	1,803,856
Related parties (Note 14)	—	12,281
Inventories — Net (Note 6)	1,212,675	1,244,473
Prepaid expenses	32,098	16,289
Other current assets	2,156	—

Total current assets	3,638,277	3,805,862

PROPERTY, MACHINERY PLANT AND EQUIPMENT — NET (Note 7)	11,254,499	11,356,508

OTHER ASSETS — NET (Note 8)	266,308	270,932

Total assets	$15,159,084	$15,433,302

Liabilities and Stockholders’ Equity	2006	2005

CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$169,489	$268,088
Notes payable	54,883	50,251
Accrued interest	6,414	14,129
Trade accounts payable	921,141	878,248
Accrued expenses and taxes	674,403	493,970
Employee statutory profit sharing	4,782	1,041

Total current liabilities	1,831,112	1,705,727

LONG-TERM LIABILITIES:
Long-term debt (Note 9)	5,624,457	6,768,724
Long-term notes payable	141,680	66,414
Deferred income taxes (Note 16)	2,049,230	1,666,963
Pension plans and seniority premiums (Note 11)	307,084	320,369

Total long-term liabilities	8,122,451	8,822,470

Total liabilities	9,953,563	10,528,197

STOCKHOLDERS’ EQUITY:
Common stock (Note 12)	5,665,838	5,665,838
Additional paid-in capital	4,669,618	4,662,849
Retained earnings	3,048,077	2,861,646
Net (loss) gain for the year	(71,710)	186,431
Loss from holding non-monetary assets	(5,535,742)	(5,682,079)
Cumulative initial effect of deferred income taxes	(3,484,336)	(3,484,336)
Cumulative translation adjustment of foreign subsidiaries	494,658	634,107

Majority stockholders’ equity	4,786,403	4,844,456
Minority stockholders’ equity in consolidated subsidiaries	419,118	60,649

Total stockholders’ equity	5,205,521	4,905,105

Commitments and contingencies (Notes 18 and 19)	—	—
Subsequent Events (Note 20)	—	—

Total liabilities and stockholders’ equity	$15,159,084	$15,433,302

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance dated April 27, 2007, by Miguel Rincón Arredondo (President) and Mayela Rincón Velasco (Chief Financial Officer).

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CORPORACIÓN DURANGO, S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Notes 1, 2 and 3)
Thousands of constant Mexican pesos as of December 31, 2006, except per share amounts

	2006	2005	2004
Net sales	$9,698,173	$8,475,857	$8,368,372
Cost of sales	8,142,843	7,386,213	7,171,708

Gross profit	1,555,330	1,089,644	1,196,664

Selling, general and administrative expenses	721,935	705,378	722,462

Operating income	833,395	384,266	474,202

Other income (expenses) — Net (Note 15)	65,501	5,504	(434,840)

Net comprehensive financing cost:
Interest expense	(591,766)	(616,495)	(1,205,261)
Interest income	31,171	44,284	43,187
Exchange (loss) gain	(87,236)	348,163	65,099
Gain on monetary position	252,032	206,725	488,287

	(395,799)	(17,323)	(608,688)

Income (loss) from continuing operations before income taxes and employee statutory profit sharing	503,097	372,447	(569,326)

Income tax (Note 16)	(532,877)	(316,324)	523,119
Employee statutory profit sharing	(3,501)	(761)	—

	(536,378)	(317,085)	523,119

(Loss) income from continuing operations before equity in income of associated companies	(33,281)	55,362	(46,207)

Equity in income of associated companies	3,011	1,978	2,847

(Loss) income from continuing operations	(30,270)	57,340	(43,360)

Discontinued operations — Net (Note 17)	—	113,208	109,815

Consolidated net (loss) income	($30,270)	$170,548	$66,455

Net (loss) income:
Majority interest	($71,710)	$186,431	$66,636
Minority interest	41,440	(15,883)	(181)

Consolidated net (loss) income	($30,270)	$170,548	$66,455

Basic and diluted net (loss) income per share of
Continuing operations	($0.27)	$0.53	($0.47)

Discontinued operations	—	1.04	1.19

Basic and diluted net (loss) income per share	($0.27)	$1.57	$0.72

Weighted average number of shares outstanding	110,641,111	108,528,665	91,834,192

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance dated April 27, 2007, by Miguel Rincón Arredondo (President) and Mayela Rincón Velasco (Chief Financial Officer).

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CORPORACIÓN DURANGO, S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Notes 1, 2 and 3)
Thousands of constant Mexican pesos as of December 31, 2006

				Cumulative	Cumulative	Cumulative	Minority
				loss from	initial effect	translation	stockholders’
	Common	Additional		holding non	of deferred	adjustment	equity	Total
	stock	paid-in	Retained	monetary	income	of foreign	in consolidated	stockholders’
	(Note 12)	capital	earnings	assets	taxes	subsidiaries	subsidiaries	equity
Balances as of January 1, 2004	$5,363,286	$1,568,689	$2,795,010	($4,764,488)	($3,484,336)	$201,332	$76,649	$1,756,142

Increase in common stock (Note 12b.)	51							51

Comprehensive loss			66,636	(171,573)		74,868	6,645	(23,424)

Balances as of December 31, 2004	5,363,337	1,568,689	2,861,646	(4,936,061)	(3,484,336)	276,200	83,294	1,732,769

Increase in common stock	302,501							302,501

Premium in issuance of shares		3,094,160						3,094,160

Comprehensive loss			186,431	(746,018)		357,907	(22,645)	(224,325)

Balances as of December 31, 2005	5,665,838	4,662,849	3,048,077	(5,682,079)	(3,484,336)	634,107	60,649	4,905,105

Premium in issuance of shares		6,769						6,769

Comprehensive income			(71,710)	146,337		(139,449)	358,469	293,647

Balances as of December 31, 2006	$5,665,838	$4,669,618	$2,976,367	($5,535,742)	($3,484,336)	$494,658	$419,118	$5,205,521

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance dated April 27, 2007, by Miguel Rincón Arredondo (President) and Mayela Rincón Velasco (Chief Financial Officer).

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CORPORACIÓN DURANGO, S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Notes 1, 2 and 3)
Thousands of constant Mexican pesos as of December 31, 2006

	2006	2005	2004

Operating activities:

Consolidated (loss) income from continuing operations	($30,270)	$57,340	($43,360)

Items applied to income that did not require (provide) resources:
Depreciation and amortization	410,467	438,805	456,129
Income (expense) from deferred income tax	408,107	250,913	(552,811)
(Revaluation) impairment of long-lived assets	(25,917)	(118,412)	498,559
Other income (expenses)	41,364	(27,165)	17,711
Amortization of debt issuance costs and other financing costs	—	—	351,869

	803,751	601,481	728,097

Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable — Net	(108,608)	20,847	141,080
Inventories	113,607	(93,639)	76,157
Other current assets	(17,965)	95,915	(30,504)
Trade accounts payable	42,893	94,089	(231,757)
Accrued interest	(7,715)	(2,451)	—
Accrued expenses and taxes other than income taxes	36,179	(141,094)	46,602
Other — Net	26,256	(104,258)	(3,459)

Net resources provided by operating activities before discontinued operations	888,398	470,890	726,216

Assets of discontinued operations	—	112,346	(17,132)
Liabilities of discontinued operations	—	(136,449)	40,688
Discontinued operations — net of items that did not require resources	—	(296,032)	109,815

(Loss) income from discontinued operations	—	(320,135)	133,371

Net resources provided by operating activities	888,398	150,755	859,587

Financing activities:

Increase (decrease) of long-term debt	12,463	(177,453)	(831,263)
Payments of long-term debt	(1,081,464)	(4,150,550)	105,249
Common stock increase	—	302,501	51
Additional paid-in capital	6,769	3,094,160	—
Increase in minority interest	317,030	—	—
Translation adjustment of foreign subsidiaries	(139,449)	357,907	74,868

Net resources used in financing activities	(884,651)	(573,435)	(651,095)

Investing activities:

Revenue from the sale of discontinued operations	—	347,936	—
Acquisition and sale of machinery and equipment	(227,000)	(64,322)	(181,943)
Restricted cash	—	—	178,137
Investment in subsidiaries	—	(56,189)	—
Investment in (divestment of) other assets	(39,107)	29,347	(36,270)

Net resources (used in) generated by investing activities	(266,107)	256,772	(40,076)

(Decrease) increase in cash and cash equivalents	(262,360)	(165,908)	168,416
Balance of cash and cash equivalents at beginning of year	728,963	894,871	726,455

Balance of cash and cash equivalents at end of year	$466,603	$728,963	$894,871

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance dated April 27, 2007, by Miguel Rincón Arredondo (President) and Mayela Rincón Velasco (Chief Financial Officer).

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CORPORACIÓN DURANGO, S. A. B. DE C. V. AND SUBSIDIARIES
(formerly Corporación Durango, S. A. de C. V. and subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
Thousands of constant Mexican pesos as of December 31, 2006
NOTE 1 — THE ENTITY:
a.	Entity — Corporación Durango, S. A. B. de C. V. (“CODUSA”) and subsidiaries (collectively, the “Company”) are primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall sacks), paper (containerboard, newsprint and bond) and other wood products (plywood) in Mexico and in the United States of America.

b.	On December 8, 2006, the board of Director’s decided to modify the social denomination of Coporación Durango, S. A. de C. V. to Corporación Durango, S. A. B. de C. V.; also, they modified its social statutes to reflect the new integration, organization and operation of its social organs and the new rights of the minority stockholders, in accordance to Mexican Law of Stock Market, published on December 30, 2005.
NOTE 2 — BASIS OF PRESENTATION:
a.	Going concern — The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, with realization of its assets and liability payments in the ordinary course of business. As a result of the financial restructuring agreement executed by the Company and its creditors in February 2005, the balances of the restructured debt have been reclassified, as of December 31, 2006 and 2005, to short-term and long-term debt in accordance with the maturity of those balances. See Note 9.

b.	Basis of presentation — The consolidated financial statements have been prepared in accordance with the Mexican Financial Reporting Standards (“NIFs”), issued by the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”). For comparative purposes consolidated financial statements of prior years have also been restated to reflect identical purchasing power, using factors derived from changes in the National Consumer Products Index (“NCPI”), issued by Banco de México.

c.	Consolidation of financial statements — The consolidated financial statements include the assets, liabilities and income or loss of the subsidiaries in which the Company holds more than 50% ownership and operating and financial control. The ownership percentage in the capital

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stock of the Company’s significant consolidated subsidiaries is shown below. All significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

Group	Ownership
or Company	percentage	Activity
Administración Corporativa de Durango, S. A. de C. V. and subsidiaries	100%	Administrative services

Cartonpack, S.A. de C.V.	95%	Manufacturing of corrugated boxes

Compañía Forestal de Durango, S. A. de C. V.	100%	Administrative services

Compañía Papelera de Atenquique, S. A. de C. V.	93%	Manufacturing of paper for corrugated boxes

Durango International, Inc. and subsidiaries	100%	Manufacturing of paper for corrugated boxes and corrugated boxes

Durango Internacional, S. A. de C. V. and subsidiaries	100%	Advisory, administrative and subsidiaries organization services

Empaques de Cartón Titán, S. A. de C. V. and subsidiaries	100%	Manufacturing of corrugated boxes and multi-wall sacks

Grupo Pipsamex, S. A. de C. V. and subsidiaries	87%	Manufacturing of newsprint and bond paper

Industrias Centauro, S. A. de C. V.	99%	Manufacturing of paper for corrugated boxes

Papel y Empaques Tizayuca, S.A. de C.V.	100%	Manufacturing of paper for corrugated boxes

Ponderosa Industrial de México, S. A. de C. V.	100%	Manufacturing of plywood

Porteadores de Durango S.A. de C.V. and subsidiaries	100%	Hauling freight
d.	Translation of financial statements of foreign subsidiaries — The accounting policies of the company’s foreign subsidiaries are the same as those of CODUSA. The local currency financial statements are restated to reflect constant purchasing power of the currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year end closing. The capital stock is translated at the historical exchange rates, and retained earnings at the exchange rate in effect at the balance sheet date on which they arise. Income, costs and expenses are translated at the exchange rate in effect on the date they are recognized. The resulting translation effects are presented in stockholders’ equity.

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The financial statements of foreign subsidiaries included in the 2006, 2005 and 2004 consolidated financial statements are restated in the constant currency of the country in which they operate and translated into Mexican pesos using the exchange rate as of the latest balance sheet date presented.
NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES:
The accompanying financial statements were authorized for issuance on April 27, 2007 by Miguel Rincón (President) and Mayela Rincón Velasco (Chief Financial Officer).
The significant accounting policies followed by the Company including concepts, methodology and criteria used for the recognition of the effects of inflation in financial information are as follows:
a.	All significant intercompany balances and transactions have been eliminated for consolidation purposes. The consolidation process was done based on subsidiaries’ audited financial statements. See Note 14.

b.	Investments in cash equivalents include debt and stock investments and are classified based on management’s anticipated use of the investments at the time of sale either as debt to be held to maturity, financial investments or available-for sale instruments. They are recorded at acquisition cost and are subsequently valued as discussed in the following paragraphs.
i.	Debt investments to be held to maturity are valued at acquisition cost less prime amortizations, plus discount amortizations, based on the outstanding balance during the life of the investment. If necessary, a reduction in value is registered.

ii.	Financial instruments held for trading or available for sale are valued at fair value (which is similar to market value) with gains or losses recognized in the statements of operations. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid in an arms’-length transaction between interested and willing parties.
In January 1, 2005 Statement C-2 “Financial Instruments” became effective, which require that the effects of valuing investments available for sale be recorded in stockholders equity and not in income for the year, and includes rules for determining the effects of impairment of financial instruments. The adoption of this statement did not have a significant effect on the accompanying financial statements.

c.	Accumulated preferred dividends of the limited voting rights shares, declared only if earnings are obtained, are not recognized as liabilities until they are declared.

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d.	Investments in capital stock of affiliated and associated companies are valued by the participation method. The acquisition cost of the capital stock is modified by the proportional part of the changes in the capital stock of affiliated and associated companies after the acquisition date. Participation of the Company in the affiliated and associated companies’ income is presented separately in the statements of operations.

e.	Inventories and cost of sales are stated using the average cost method and are later restated using factors derived from changes in the NCPI at its reposition cost based on the most recent purchase price or production cost. The value should not exceed its market value. See Note 6.

f.	Property, machinery and equipment of Mexican origin are recorded at acquisition cost and are restated to reflect Mexican pesos of constant purchasing power using factors derived from changes in the NCPI.

Machinery and equipment of non-Mexican origin are recorded at acquisition cost and the acquisition cost is restated to constant currency using the inflation of the country of origin, then converted into Mexican pesos at the exchange rate in effect at the balance sheet date.

Depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their useful lives, as follows:

Years
Buildings	25-50
Machinery and industrial equipment	23-40
Transportation equipment	1-5
Computer equipment	1-3
Office furniture and equipment	5-10
These assets are evaluated annually for potential impairment.

Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

Net comprehensive financing cost incurred during the period of construction and installation of property, machinery and equipment is capitalized and restated applying factors derived from changes in the NCPI.

g.	Intangible assets are recognized in the balance sheet provided they are identifiable, provide future economic benefits and there is control over those benefits. Intangible assets with indefinite useful lives are not amortized. Intangible assets with definite useful lives are

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amortized systematically based on the best estimate of their useful lives determined on the basis of expectations for future economic benefits. The carrying value of intangible assets is subject to an annual impairment evaluation.

h.	Effective January 1, 2004, the Company adopted Statement C-15, “Impairment in the Value of Long-Lived Assets and their Disposal”, issued by MIPA, which establishes general criteria for the identification and, if applicable, recording of impairment losses or the decrease in value of long-lived tangible and intangible assets, including goodwill. The Company performed its annual impairment evaluation of long-lived assets at December 31, 2006, 2005 and 2004, and, as a result, recorded a favorable adjustment of $25,917 and $118,412, and a charge of $498,559, respectively, in other income.

i.	Investments in derivative financial instruments held for trading or to hedge the risk of adverse movements, are recognized as assets and liabilities at their fair value. Realized and unrealized gains or losses on those instruments are recorded in income.

In January 1, 2005, the company adopted Statement C-10, “Derivative Financial Instruments and Coverage Operations”. This Statement, besides detailing recording, valuation and disclosure criteria applicable to all derivative financials instruments, requires that the effectiveness of hedges of cash flows and of net investment in subsidiaries located abroad be evaluated and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income. The Company has segregated service contracts in foreign currency representing an exchange rate risk during the term of such contracts, the adoption of this Statement as of December 31, 2006 resulted in an income for $43,127.

j.	Long-lived tangible and intangible assets (including goodwill) are subject to an annual impairment evaluation to calculate their useful value and determine if impairment is applicable.

k.	Liabilities and provisions for liabilities represent present obligations of the Company with a probable requirement to pay those obligations in cash. The provisions have been recorded based on the best reasonable estimation by management of the present payment obligation; however, actual results could differ from recorded provisions.

l.	Income tax (“IT”) is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities. See Note 16.

Deferred employee statutory profit sharing (“EPS”) is recorded only when there are temporary differences in accounting and tax net income that could cause a future benefit or liability and the amount can be reasonably estimated .

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m.	Pension plans and seniority premiums to which employees are entitled upon termination of employment after 15 years of service are non- contributory and are recorded as costs of the year in which the respective services are rendered, based on actuarial calculations using the projected unit credit method.

As of January 1, 2005, the Company adopted amendments to Statement D-3, “Labor Obligations”, which, establishes rules for estimating and recording the liabilities related to severance payments due to employees upon dismissal for causes other than financial restructuring. These effects are recognized through actuarial calculations using the projected credit unit method. The net cost for the year ended December 31, 2006 for this item was $5,929, which was recorded in the results for the year. The initial adoption of the amendments to this Statement did not have a material impact on the financial statements.

Other compensation based on seniority to which employees are entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, are charged to income in the year in which they become payable.

n.	Debt issuance costs, which are included in other assets, are capitalized and restated by applying changes in the NCPI. Amortization is calculated based on the proportion of the initial tenor of the debt during which the debt has been outstanding. In 2004, the unamortized balance was charged to income for the period, as a result of the exchange of outstanding debt for restructured debt.

o.	Common stock, legal reserve, premium in issuance of shares and retained earnings represent the value of those items in terms of purchasing power of the Mexican peso as of the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical values.

p.	Additional paid-in capital represents the excess of payments for shares subscribed over their par value, and is restated applying NCPI factors.

q.	Cumulative loss from holding non-monetary assets, represents the initial accrued result on monetary position and the result of holding non-monetary assets (inventories and/or fixed assets) stated in Mexican pesos of purchasing power as of the most recent balance sheet date.

r.	Comprehensive (loss) income represents the net (loss) income, plus the effects of holding non-monetary assets, the profit from translation of foreign currency, and other items required by specific accounting standards to be reflected in stockholders’ equity, but which do not represent capital contributions, reductions or distributions, and is restated by applying NCPI factors.

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s.	The result on monetary position represents income due to inflation changes, measured by NCPI factors, on the years’ net monthly monetary assets and liabilities, stated in Mexican pesos of purchasing power as of the most recent balance sheet date. Inflation rates were 4.05% in 2006, 3.33% in 2005 and 5.19% in 2004.

t.	Net income (loss) per common share is calculated by dividing the net income (loss) of majority stockholders for the period by the weighted average number of shares outstanding during 2006, 2005 and 2004. There are no effects from potential dilutive shares.

u.	Liabilities for contingencies are recognized when it is probable that a liability has been incurred before the date of the balance sheet and that the amount can be reasonably estimated .

v.	Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Differences due to exchange rate fluctuations from transactions and payment dates or valuations as of the most recent balance sheet date are recognized in income. See Note 13.

Financial statements of foreign subsidiaries included in the consolidation process are restated to reflect constant purchasing power of the currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year-end closing. The effect of exchange rate fluctuations is presented in stockholders’ equity in “Cumulative translation adjustment of foreign subsidiaries”.

Financial statements of foreign subsidiaries are translated as follows: a) cash and cash equivalents at the exchange rate in effect at the closing date; b) non-cash items at historical exchange rates; c) statements of operations items at monthly average exchange rates for the period; and d) the translated effect is recorded in net comprehensive financing cost. Financial statements in Mexican pesos are restated at year-end closing as specified by Statement B-10 .

w.	Sales are recognized upon delivery of products and receipt of customer acceptance. Revenue is recognized only when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, which generally occurs when those goods are delivered in compliance with the customer’s orders and when the amount of revenue and the cost incurred or to be incurred in the transaction can be reliably measured.

x.	The provisions contained in Statement B-5, “Financial Information by Segment”, issued by MIPA are mandatory for public entities listed on the Mexican Stock Exchange. Statement B-5 requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented, the Company operates in three reporting segments. See Note 21.

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y.	As of January 1, 2005, Statement B-7, “Business Acquisitions”, established, among other things, the purchase method to account for business acquisition. In addition, Statement B-7 modified the accounting treatment of goodwill, which is no longer permitted to be amortized and is subject to annual impairment evaluation. Also provides specific guidance for the acquisition of minority interest and transfer of assets of stock among entities of common control.

z.	Leasing operations are registered under Statement D-5, “Leasing”. The Company capitalizes leased assets related to industrial machinery and equipment. These assets are depreciated under the depreciation rates of the acquired assets.
NOTE 4 — CASH AND CASH EQUIVALENTS:

	December 31,
	2006	2005
Cash	$136,542	$427,815
Cash equivalents	330,061	301,148

	$466,603	$728,963

NOTE 5 — ACCOUNTS RECEIVABLE:

	December 31,
	2006	2005
Trade accounts receivable	$1,867,534	$1,801,506
Recoverable taxes	—	46,710
Other	198,264	116,611

	2,065,798	1,964,827

Allowance for doubtful accounts	(141,053)	(160,971)

	$1,924,745	$1,803,856

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NOTE 6 — INVENTORIES:

	December 31,
	2006	2005
Finished goods	$172,684	$289,700
Production-in-process	8,930	7,578
Raw materials	568,504	495,301
Spare parts and materials	285,850	295,001
Molds and dies	77,082	81,790
Other	18,712	11,126

	1,131,762	1,180,496
Allowance for obsolete inventories	(33,940)	(34,106)

	1,097,822	1,146,390
Advances to suppliers	51,336	40,016
Merchandise-in-transit	63,517	58,067

	$1,212,675	$1,244,473

NOTE 7 — PROPERTY, MACHINERY AND EQUIPMENT:

	December 31,
	2006	2005
Buildings	$3,894,038	$3,843,004
Machinery and industrial equipment *	18,526,572	18,678,591
Transportation equipment, computer equipment and office furniture and equipment	1,404,477	1,474,188

	23,825,087	23,995,783
Accumulated depreciation	(13,672,984)	(13,593,769)

	10,152,103	10,402,014
Land	893,475	898,763
Construction-in-progress	208,921	55,731

	$11,254,499	$11,356,508

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $389,981, $405,887 and $425,004, respectively.

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During 2006, 2005 and 2004, under the provisions of Statement C-15, the Company recognized a increase in fixed assets value for $25,917, $118,412 and (498,559), respectively, which were reflected in the consolidated statement of operations as other income. The related deferred income tax effect was a charge of $7,257, $33,155 and a credit of $139,589 in 2006, 2005 and 2004, respectively.
*	The value impairment effect was recognized in accordance with Statement C-15 in the fixed assets items that originated it with the following results:

	December 31,
	2006	2005
Machinery and industrial equipment	$18,500,655	$18,560,179
Revaluation impairment	25,917	118,412
Depreciation	(10,497,271)	(10,529,234)

Machinery and industrial equipment	$8,029,301	$8,149,357

On January 1, 2005, Statement B-7, “Business Acquisitions”, issued by MIPA became effective, changing the accounting treatment of goodwill. Goodwill is not longer permitted to be amortized and is subject to annual impairment tests. The effect of Statement B-7 was a charge of $124,127 for Empaques del Norte, S. A. de C. V., $11,517 for Líneas Aéreas Ejecutivas de Durango, S. A. de C. V. and $26,332 for Inmobiliaria Industrial de Durango, S. A. de C. V., in each case recorded as an adjustments to its fixed assets.
As of December 31, 2006, 2005 and 2004, the Company had temporarily idle assets with a net carrying amount of $364, $379 and $11,796, respectively.
The Company’s capitalized lease assets are as follows:

	December 31,
	2006	2005
Machinery and industrial equipment	$93,739	$182,922
Accumulated depreciation	(3,186)	(14,262)

	$90,553	$168,660

At December 31, 2006, the Company has pre-paid substantially all of the balance of its financial leases; the remaining balance is $4,815.

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As a result of its financial restructuring which was finalized in February 2005, the Company and its subsidiaries granted security interests over their principal fixed assets. See Note 9.c. In addition, the Company’s financial leases are collateralized with substantially all of its machinery and equipment.
The carrying value of capitalized comprehensive financing costs at December 31, 2006, 2005 and 2004 was $68,992, $72,234 and $57,315, respectively.
NOTE 8 — OTHER ASSETS:

	Embedded	Intangible
	derivative	asset related	Debt
	lease-	to seniority	issuance
December 31, 2006	agreement	premiums	costs	Other	Total

Assets:

Balances as of January 1, 2006	$—	$172,050	$680,130	$202,288	$1,054,468

Net movement	40,972	(23,245)	—	(1,865)	15,862

Balances as of December 31, 2006	40,972	148,805	680,130	200,423	1,070,330

Accumulated amortization:

Balances as of January 1, 2006	—	—	680,130	103,406	783,536

Amortization for the period	—	—	—	20,486	20,486

Balances as of December 31, 2006		—	680,130	123,892	804,022

Net balances as of December 31, 2006	$40,972	$148,805	$—	$76,531	$266,308

	Intangible
	asset related	Debt
	to seniority	issuance
December 31, 2005	premiums	costs	Other	Total

Assets:

Balances as of January 1, 2005	$203,882	$680,130	$231,635	$1,115,647

Net movement	(31,832)	—	(29,347)	(61,179)

Balances as of December 31, 2005	172,050	680,130	202,288	1,054,468

Accumulated amortization:

Balances as of January 1, 2005	—	680,130	70,488	750,618

Amortization for the period	—	—	32,918	32,918

Balances as of December 31, 2005	—	680,130	103,406	783,536

Net balances as of December 31, 2005	$172,050	$—	$98,882	$270,932

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	Intangible
	asset related	Debt
	to seniority	issuance
December 31, 2004	premiums	costs	Other	Total

Assets:

Balances as of January 1, 2004	$114,295	$681,684	$187,167	$983,146

Net movement	89,587	(1,554)	44,468	132,501

Balances as of December 31, 2004	203,882	680,130	231,635	1,115,647

Accumulated amortization:

Balances as of January 1, 2004	—	333,096	39,363	372,459

Amortization for the period	—	347,034	31,125	378,159

Balances as of December 31, 2004	—	680,130	70,488	750,618

Net balances as of December 31, 2004	$203,882	$—	$161,147	$365,029

In 2004, the Company wrote-off debt issuance costs in the amount of $347,034, due to advanced maturity of the related bonds, and to the financial restructuring.
NOTE 9 — SHORT AND LONG-TERM DEBT:
a.	Short-term and long-term debt not capitalized to equity, is as follows:

	December 31,
	2006	2005
Current portion of long-term debt	$169,489	$268,088
Long-term debt	5,624,457	6,768,724

	$5,793,946	$7,036,812

b.	Financial restructuring

In an effort to expand its production capacity and maintain its leadership in the Mexican and Latin American paper industries, the Company obtained significant resources in U.S. Dollars from domestic and foreign financial institutions (mainly in the United States ). In addition, the Company issued Notes, some of which were listed on the New York Stock Exchange. However, during 2002, the Company suffered from a combination of economic factors beyond the Company’s control, including the economic recession in the United States, a significant reduction in the paper price worldwide, a dramatic reduction in the manufacturing output in industries supplied by our subsidiaries, an increase in power, raw material, gas and labor costs and imports of the Company’s products into the Mexican market.

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These economic factors made the last quarter of the year 2002 a difficult one for the Company, and resulted in a significant reduction in cash flow.

On April 30, 2004, the Company entered into a plan support agreement with certain bank creditors and holders of its notes holding an aggregate of 55% of the outstanding principal amount of its unsecured debt. Under the terms of the plan support agreement, the parties were obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of the Company and the participating creditors. These obligations were not met by the agreed-upon dates and certain participating creditors terminated the plan support agreement on May 17, 2004.

On May 18, 2004, the Company filed a voluntary petition under Mexico’s Business Reorganization Act with the First Federal District Court in Durango, Mexico. On May 20, 2004, the Company’s foreign representative commenced a proceeding under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “304 Proceeding”) on the Company’s behalf. None of the Company’s subsidiaries filed for commercial reorganization (concurso mercantil) or other bankruptcy protection.

On May 25, 2004, following the Company’s filing under Mexico’s Business Reorganization Act, the New York Stock Exchange announced that the trading of the Company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. On July 15, 2004, the Company’s ADSs, 2006 notes and 2008 notes were delisted from the New York Stock Exchange.

On August 13, 2004, the Company reached an agreement to support its financial restructuring program with most of its unsecured financial creditors and members of the Ad hoc Committee of bondholders.

On August 25, 2004, the Mexican court declared the Company to be in commercial reorganization under the Mexico’s Business Reorganization Act. On November 17, 2004, the Mexican court certified the list of recognized claims in the Company’s “Concurso Proceeding”.

On December 23, 2004, the conciliator appointed by the Mexican Federal Institute of Commercial Reorganization Specialists in the Company’s concurso proceeding submitted its plan of reorganization to unsecured financial creditors (Steering Group) and members of the Ad hoc Committee of bondholders and the plan was executed by the Company and the holders of recognized claims representing 65% of the total number of recognized claims. The plan of

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reorganization provided that, in exchange for their debt, the Company’s unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding principal amount of the Company’s unsecured debt.

Uninsured bank creditors would modify their loans to “Portion A” loans of approximately $116.1 million dollars.

Holders of other unsecured loans, including 12 5/8% Notes maturing in 2003, 13 1/8% Notes maturing in 2006, 13 1/2% Notes maturing in 2008 and 13 3/4% Notes maturing in 2009, will receive Series B Notes to be issued in the amount of approximately $433.8 million dollars in exchange for the their current debt, in addition, all creditors will receive 17% of the Company’s capital stock”.

On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican Court, and on February 7, 2005, the Mexican Court approved the plan of reorganization, ending the concurso proceeding for the Company.

On February 23, 2005, the Company’s plan of reorganization was consummated. As a result:
•	Bank creditors of the Company with claims against it in the aggregate amount of $1,676,556 (US$136.3 million) received 2,392,957 Series B Shares, representing 2.16% of the Company’s issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of $1,347,009 (US$116.1 million) were issued to the holders of these claims. These Senior Notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

•	Unsecured creditors of the Company with claims against it in the aggregate amount of $5,920,333 (US$510.3 million) related to its 12 5/8 Senior Notes due 2003 (the “2003 Senior Notes”), its 13 1/8 Senior Notes due 2006 (the “2006 Senior Notes”), its 13 1/2 Senior Notes due 2008 (the “2008 Senior Notes”), its 13 3/4Senior Notes due 2009 (the “2009 Senior Notes”) and the note issued under its Euro Commercial Paper Program, (the “ECP note”) received 16,412,961 Series B Shares, representing 14.84% of the Company’s issued and outstanding capital stock, and an aggregate principal amount of $5,032,370 (US$433.8 million) of its 2012 Senior Notes in respect to these claims. The 2012 Senior

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Notes bear interest at a rate of 7.5% per annum until December 31, 2005, 8.5% per annum from January 1, 2006 through December 31, 2006, and 9.5% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

•	The Company announced on February 27, 2006 a debt reduction program during the year. At issue date of these financial statements, the Company has pre-paid US$100 million. This program has been sourced by majority stockholders capital contribution, some non-strategic assets divestments and cash flow.
c.	Total short-term and long-term debt by composition, is as follows:

	December 31,
	2006	2005
Senior Notes	$4,614,539	$4,799,879
Bank loans	1,027,050	1,220,554
Financial lease agreements	4,815	112,782
Other long-term debt	147,542	903,597

	$5,793,946	$7,036,812

RESTRUCTURED DEBT
(1) Senior Notes and Euro Commercial Paper
Senior Notes consisted of four issues, maturing in 2003, 2006, 2008 and 2009, as further described below:
2003 Senior Notes. At December 31, 2004, before recognizing the effects of the Company’s financial restructuring, the Company had outstanding $218,529 (US$18.2 million) aggregate principal amount of its 2003 Senior Notes. The 2003 notes matured on August 1, 2003 and were not paid. In addition, the Company did not make interest payments on its 2003 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects

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of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2003 Senior Notes was $280,134 (US$23.4 million). As part of the Company’s financial restructuring, on February 23, 2005, principal of and accrued and unpaid interest on its 2003 Senior Notes was converted into an aggregate principal amount of US$15.5 million of the 2012 Senior Notes and 563,348 of the Series B Shares.
2006 Senior Notes. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had outstanding $3,617,106 (US$301.7 million) aggregate principal amount of its 2006 Senior Notes. The Company did not make interest payments on its 2006 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2006 Senior Notes was $4,700,018 (US$392.1 million). As part of the Company’s financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2006 Senior Notes was converted into an aggregate principal amount of US$256.5 million of its 2012 Senior Notes and 9,559,019 of its Series B Shares.
2008 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $124,225 (US$10.4 million) aggregate principal amount of the 2008 Senior Notes. The Company did not make interest payments on its 2008 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2008 Senior Notes was $162,582 (US$13.6 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2008 Senior Notes was converted into an aggregate principal amount of US$8.8 million of its 2012 Senior Notes and 343,333 of its Series B Shares.
2009 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $2,097,791 (US$175 million) aggregate principal amount of its 2009 Senior Notes. The Company did not make interest payments on the 2009 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2009 Senior Notes was $2,829,547 (US$236 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2009 Senior Notes was converted into an aggregate principal amount of US$148.8 million of its 2012 Senior Notes and 5,899,859 of its Series B Shares.
Euro Commercial Paper. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had one series of notes outstanding under the Euro Commercial Paper Program in an aggregate amount of $59,937 (US$5.0 million). As part of the financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on these Senior Notes was converted into an aggregate principal amount of US$4.3 million of the 2012 Senior Notes and 56,402 of the Series B Shares.

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The Senior Notes and the Euro Commercial Paper were restructured in connection with the Concurso Mercantil process and the aggregate principal amounts of these instruments were exchanged for Senior Notes due 2012 with an aggregate principal amount of $4,799,879 (US$433.8 million), which bear quarterly interest payments in arrears at rates of 7.5% in 2005, 8.5% in 2006 and 2007 and 9.5% in subsequent years.
(2) Bank loans and letters of credit
Banamex Loan. The Company borrowed an aggregate principal amount of $1,126,813 (US$94 million) from Banamex under a loan agreement. This loan was payable in 10 quarterly installments beginning in June 2002 and bore interest at a rate of LIBOR + 2.8% payable quarterly. This loan matured in September 2004 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this loan was $903,077 (US$75.3 million). The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest under this loan was $216,919 (US$18.1 million). As part of its financial restructuring, on February 23, 2005, the Company issued 318,455 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$64 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
Banamex Note. The Company borrowed an aggregate principal amount of $87,507 (US$7.3 million) from Banamex under a promissory note. This promissory note bore interest at a rate of 5.2% per annum payable semi-annually. This promissory note matured in December 2002 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this promissory note was $61,136 (US$5.1 million). The Company did not make principal or interest payments under this promissory note following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid interest under this promissory note was $17,777 (US$1.5 million). As part of its financial restructuring, on February 23, 2005, the Company issued 99,856 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$4.3 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this note.
California Commerce Bank Loans. The Company borrowed an aggregate principal amount of $319,824 (US$26.7 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of $140,013 (US$11.7 million) bore interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and was not paid. The second California Commerce Bank loan agreement in the amount of $179,811 (US$15 million) bore interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and was not paid. The Company did not make principal or interest payments under

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the California Commerce Bank loan agreements following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was $289,855 (US$24.2 million) and the aggregate amount of due and unpaid interest under the California Commerce Bank loan agreements was $37,792 (US$3.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 199,872 of the Series B Shares to California Commerce Bank, and a note in the aggregate principal amount of US$20.6 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the California Commerce Bank loan agreements.
JPMorgan Chase Loan. The Company borrowed an aggregate principal amount of $599,369 (US$50 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement was payable in five semiannual installments beginning in December 2000 and bore interest at a rate of LIBOR + 1.5% payable quarterly. This loan matured in December 2002 and was not paid. The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $119,874 (US$10 million) and the aggregate amount of due and unpaid interest under this loan was $7,357 (US$0.6 million). As part of its financial restructuring, on February 23, 2005, the Company issued 163,890 of the Series B Shares to creditors under this loan agreement, and a note in the aggregate principal amount of US$8.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
Bank of America, N.A. Loan. The Company’s former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of $263,722 (US$22 million) from Bank of America, N.A. under a loan agreement. This loan was payable in five monthly installments beginning in August 2002, and bore interest at a rate of LIBOR + 3.0%. The Company guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called the Company’s guarantee in February 2003. As a result, the obligations under this loan were recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this guarantee. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $203,785 (US$17.0 million) and the aggregate amount of due and unpaid interest under this loan was $22,414 (US$1.9 million). As part of its financial restructuring, on February 23, 2005, the Company issued 292,019 of its Series B Shares to the creditor under this loan agreement, and a note in the aggregate principal amount of US$14.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on its guarantee obligations.

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First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of $31,355 (US$2.6 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $31,355 (US$2.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $4,058 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 53,910 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.2 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of $37,160 (US$3.1 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $28,405 (US$2.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,506 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 46,001 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.0 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.

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(3) Financial lease agreements
GE Capital Leasing Leases. The Company’s subsidiary, Empaques de Cartón Titán, S. A. de C. V. (Titán), has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Titán issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $119,687 (US$10 million) which are payable in 28 quarterly installments with the final payments due in October 2008 and April 2009, respectively. The promissory notes bear interest at a rate of LIBOR + 3.25%. The promissory notes are secured by a pledge of the leased machinery and are guaranteed by CODUSA. As of March 31, 2006 an Addendum to the agreements was made to increase the leasing period into 30 quarterly successive and consecutive payments with a maturity date as of October 1, 2013, and bear an interest of 8.17%. As of December 31, 2006, the aggregate principal amount outstanding under these promissory notes was $4,815 (US$0.4 million).
(4) Other long-term debt
Bancomext Loans. The Company’s subsidiary, Grupo Pipsamex, S. A. de C. V. (“Grupo Pipsamex”), borrowed an aggregate principal amount of $958,989 (US$80 million) from Bancomext under a loan agreement. In 2004, the Company defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, the Company applied US$28.0 million of the proceeds of the sale of its subsidiary, Productora Nacional de Papel, S. A. de C. V. (“Pronal”), and Grupo Pipsamex warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.1535%, payable quarterly. This loan is secured by a first priority security interest in substantially all of the assets of Grupo Pipsamex and certain of its subsidiaries and is guaranteed by CODUSA. As of December 31, 2006 and 2005, the aggregate principal amount outstanding under this loan agreement was $84,084 (US$7.8 million) and $615,454 (US$55.6 millions), respectively.
The Company’s subsidiary, Fábrica Mexicana de Papel, S. A. de C. V., borrowed an aggregate principal amount of $184,606 (US$15.4 million) from Bancomext under a loan agreement. In 2004, the Company defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, the Company applied US$12.0 million of the proceeds of the sale of its subsidiary, Pronal, and Grupo Pipsamex’ warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.153%, payable quarterly. This loan is secured by a second priority security interest in substantially all of the assets of Fábrica Mexicana de Papel, S. A. de C. V. and

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certain other subsidiaries of Grupo Pipsamex and is guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was $93,754 (US$8.5 million).
Bank of Albuquerque Loan. The Company’s subsidiary, Durango McKinley Paper Company, borrowed an aggregate principal amount of $266,070 (US$22.0 million) from the Bank of Albuquerque under a loan agreement. In addition, the Bank of Albuquerque has issued letter of credits in an aggregate amount of $116,405 (US$10.5 million) under this loan agreement. This loan agreement was used to refinance a credit facility that the Company’s former subsidiary, Durango Paper Company, had with the Bank of America, N.A. The principal on the term loan is payable in 24 quarterly installments beginning August 2002 and bears interest at a rate of LIBOR + 2.75%. The obligations of Durango McKinley Paper Company under the Bank of Albuquerque loan agreement are secured by the accounts receivable, inventory and equipment of Durango McKinley Paper Company and its real property located in Houston, Texas, Mesquite, Texas and Prewitt, New Mexico. In addition, the obligations are guaranteed by Durango International, Inc. As of December 31, 2006, this loan was totally paid. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was $110,863 (US$10.0 million).
Commerzbank Loan. The Company’s subsidiary, Ponderosa, borrowed an aggregate principal amount of $173,669 (€10.7 million) from AKA Ausfuhrkredit-Gesellschaft m.b.H. or Commerzbank, under a loan agreement. This loan is payable in 15 semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%. The obligations of Ponderosa under this loan agreement are secured by the certain equipment of Ponderosa acquired with the proceeds of this loan. In addition, the obligations are guaranteed by CODUSA. As of December 31, 2006 and 2005, the aggregate principal amount outstanding under this loan was $63,458 (€5.0 million) and $83,526 (€6.4 million), respectively.
(5) Reduction in the 2005 carrying value debt.
Reduction in the 2005 of $1,163,256 (15% of the principal of the restructured debt) and accrued interest of $2,146,473, that combined summarized $3,396,661, was exchanged for a 17% of the Company’ capital stock during 2005.
DEBT AT DECEMBER 31, 2006 AND 2005
TRANCHE A.
On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $1,347,009 (US$116.1 million) as a result of the financial restructuring of the Company. These Senior Notes bear interest payable quarterly in arrears at rates of LIBOR + 2.75% and the principal of these Senior Notes amortize on a quarterly basis until their maturity on

(27)

December 30, 2012. The outstanding principal balance of these notes at December 31, 2006 and 2005 was $1,027,050 (US$95.0 million) and $1,220,554 (US$110.3 million), respectively.
TRANCHE B.
On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $5,032,370 (US$433.8 million) as a result of the financial restructuring of the Company. The 2012 Senior Notes bear interest payable quarterly in arrears at rate of 7.5% until December 31, 2005, 8.5% from January 1, 2006 to December 31, 2006, and 9.5% thereafter until its maturity on December 30, 2012. The outstanding principal balance of the 2012 Senior Notes at December 31, 2006 and 2005 was $4,614,538 (US$426.8 million) and $4,799,879 (US$433.8 million), respectively.
d.	Long-term debt maturities are:

	December 31,
	2006	2005

2007	$—	$349,373
2008	235,331	289,945
2009	187,729	258,586
2010	172,964	243,588
2011	251,776	234,308
2012	4,775,965	5,034,187
2013 and thereafter	692	358,737

	$5,624,457	$6,768,724

e.	The minimum rental commitments under financial leases are as follows:

	December 31,
	2006	2005

Total minimum lease obligations	$4,815	$117,052
Unearned interest	—	(4,720)

Present value of lease obligations	4,815	112,782
Current portion of lease obligations	688	23,086

Long-term portion of lease obligations	$4,127	$89,696

(28)

Financial leases obligations, which include a purchase option at the end of the lease term, are payable as follows:

2007	$688
2008	687
2009	687
2010	687
2011	687
2012	687
2013	692

$4,815

NOTE 10 — FINANCIAL INSTRUMENTS:
a.	Financial instruments — The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value.

The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates, as appropriate. The balance of accounts receivable represents the Company’s expected cash flow. The Company’s long-term debt consists of debt instruments that bear interest at fixed or variable rates.

As of December 31, 2004, the fair value of the Company’s long-term debt was determined on the basis of CODUSA’s agreement of “Concurso Mercantil” which was then being negotiated and formalized with CODUSA’s unsecured creditors.

b.	Concentration of credit risk — The financial instruments that are subject to a concentration of credit risk are principally cash and cash equivalents and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers to whom sales exceeded 10% of consolidated net sales for any of the periods presented.

(29)

NOTE 11 — PENSION PLANS, SENIORITY PREMIUMS AND POST-RETIREMENT OBLIGATIONS:
a.	Pension Plans and Seniority Premiums.
México — The Company maintains a pension plan for certain employees. In addition, in accordance with the Mexican Federal Labor Law, the Company provides seniority premium benefits to employees under certain circumstances. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The related liability and annual benefit cost are calculated by independent actuaries in accordance with the plan’s defined basis, using the unit projected credit method. The present values of these obligations, are as follows:

	December 31,
	2006	2005
Accumulated benefit obligation	$205,165	$210,785

Projected benefit obligation	$229,010	$233,906
Unrecognized items:
Variances for assumptions and adjustments based on experience	20,133	19,777
Transition amount	(108,723)	(120,932)

Net projected liability	140,420	132,751
Additional minimum liability	64,745	78,034

	$205,165	$210,785

Intangible asset	$63,262	$77,290

The real rates (net of inflation) used in the actuarial calculations for the years ended December 31, were as follows:

	2006	2005
Discount rate	5%	5%
Salary increases	2%	2%

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The amortization periods for the unamortized items are as follows:

	Remaining Years
	2006	2005

Transition asset	16	17
Variances in assumptions and adjustments based on experience	16	17
United States of America - The Company’s subsidiaries in the United States of America have established the following defined contribution plans: a 401(k) retirement savings plan, health insurance plan, disability plan, and life insurance plan, among others. For the years ended December 31, 2006, 2005 and 2004, total expenses related to these plans were $24,063, $20,023 and $29,110 respectively.
As of December 31, 2006 and 2005 the Company did not have any defined benefits plans.
b. Post-retirement obligations
Beginning 2004, the Company has granted post-retirement benefits to its employees. As a result, the Company recognized labor liabilities for post-retirement obligations.
The present value of these obligations is as follows:

	December 31,
	2006	2005

Accumulated post-retirement benefit obligation	$91,162	$101,852

Post-retirement other benefit obligation	$95,035	$105,361
Variances for assumptions and adjustments based on experience	(12,518)	(12,724)
Unrecognized prior service cost to be amortized over 16 years	(86,208)	(93,134)

Net projected liability	(3,691)	(497)
Additional minimum liability	94,853	102,349

	$91,162	$101,852

Intangible asset	$82,689	$90,133

(31)

c.	Retirement compensation
The present value of these obligations, is as follows:

	December 31,
	2006	2005

Accumulated post-retirement benefit obligation	$10,757	$7,732

Post-retirement other benefit obligation	$20,263	$17,409
Variances for assumptions and adjustments based on experience	1,622	—
Unrecognized prior service cost to be amortized over 16 years	(14,078)	(14,304)

Net projected liability	7,807	3,105
Additional minimum liability	2,950	4,627

	$10,757	$7,732

Intangible asset	$2,854	$4,627

d. Total labor obligations presented in the balance sheet are as follows:

	December 31,
	2006	2005

Seniority premiums and pensions	$205,165	$210,785
Post-retirement obligations	91,162	101,852
Retirement compensation	10,757	7,732

	$307,084	$320,369

Total intangible asset — labor obligations are as follow:

	December 31,
	2006	2005

Seniority premiums and pensions	$63,262	$77,290
Post-retirement obligations	82,689	90,133
Retirement compensation	2,854	4,627

	$148,805	$172,050

(32)

Net period cost, is as follows:

	December 31,
	2006	2005

Service cost	$12,047	$10,800
Amortization of transition asset, variances for assumptions and adjustments based on experience	17,564	17,409
Financial cost	14,764	15,137

Net period cost	$44,375	$43,346

NOTE 12 — STOCKHOLDERS’ EQUITY:
a.	Shares of common stock at par value as of December 31, are comprised as follows:

	2006
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total

Fixed capital:
Series A	65,419,089	982,074	$2,042,648	$3,024,722

Variable capital:
Series A	45,222,022	678,873	1,962,243	2,641,116

	110,641,111	$1,660,947	$4,004,891	$5,665,838

	2005
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total

Fixed capital:
Series A	46,613,171	$699,760	$2,022,461	$2,722,221
Series B	18,805,918	282,314	20,187	302,501

Variable capital:
Series A	45,222,022	678,873	1,962,243	2,641,116

	110,641,111	$1,660,947	$4,004,891	$5,665,838

(33)

Common stock consists of common nominative shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

b.	On May 17, 2004, the Company’s Board of Directors approved the contribution of $51 to its fixed share capital and the sale of 3,071 treasury shares.

c.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2006, 2005 and 2004 the legal reserve, in historical nominal pesos, was $201,477, $193,281 and $193,281, respectively.

d.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, is subject to a tax at the rate in effect when a dividend is distributed. In 2006, the rate was 29% (30% in 2005 and 33% in 2004) and will be reduced by one percentage point each year until reaching 28% in 2007. Any tax paid on such distribution may be credited against pre-paid taxes and the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

e.	The balances of the tax account related to stockholders’ equity, are as follows:

	December 31,
	2006	2005
Contributed capital account	$3,876,816	$3,925,146
After tax profits account	1,953,729	1,876,295
Reinvested after tax profits account	985,927	985,927

Total	$6,816,472	$6,787,368

(34)

NOTE 13 — FOREIGN CURRENCY TRANSACTIONS AND BALANCES:
a.	The foreign currency monetary position is as follows:

	December 31,
	2006		2005
Thousands of U.S. dollars:
Monetary assets	US$	40,308	US$	64,042
Monetary liabilities		(571,487)		(665,179)

Monetary (liability) position, net	(US$531,179)		(US$601,137)

Equivalent in Mexican pesos		($5,742,895)		($6,392,727)

Thousands of Euros:
Monetary (liability) position, net		(€13,767)		(€8,317)

Equivalent in Mexican pesos		($195,953)		($104,287)

b.	Non-monetary assets of foreign origin at December 31, 2006 are as follows:

		Balance in
		foreign	Equivalent
		currency	in Mexican
	Currency	(thousands)	pesos
Inventories	U.S. dollar	31,099	$336,229

Machinery and industrial equipment:
United States of America	U.S. dollar	392,883	4,247,694
Brazil	Real	190,092	962,607
Japan	Yen	3,534,443	320,574
Germany	Euro	24,239	345,003
Canada	Canadian dollar	40,769	378,316
Other	Several		370,116

(35)

c.	The condensed financial information of the principal foreign countries in which the Company operates before inter-company eliminations, is as follows:

	(In thousands of
	U.S. dollars)
	2006	2005	2004

United States of America Net sales	212,485	213,216	212,347
Income from operations	14,562	2,337	3,352
Net income (loss)	176	(15,488)	(1,867)
Current assets	133,819	132,768	206,049
Total assets	316,723	317,285	278,272
Current liabilities	61,918	65,869	71,118
Total liabilities	79,836	87,207	92,265
d.	Transactions denominated in foreign currency were as follows:

	(In thousands of
	U.S. dollars)
	2006	2005	2004

Export sales	234,874	189,563	205,617
Interest expense	(50,792)	(50,544)	(90,306)
Interest income	573	534	68
Import purchases	(261,014)	(219,570)	(238,801)
Acquisition (sales) of machinery and equipment	5,401	14,829	(555)
e.	The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	December 31,
			April 27,
	2006	2005	2007

U.S. dollar	$10.8116	$10.6344	$10.9200
Euros	14.2335	12.5390	14.8795

(36)

NOTE 14 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:
a.	Transactions with related parties carried out in the ordinary course of business, were as follows:

	December 31,
	2006	2005	2004

Interest income	$—	$—	$14,525
Sale of paper	—	—	5,263
Air transportation services	—	—	37,687
Other (expenses) income	—	—	(1,053)
b.	Accounts receivable from related parties as of December 31, are as follows:

	2006	2005

Administradora Corporativa y Mercantil, S. A. de C. V. *	$—	$12,281

*	Administradora Corporativa y Mercantil, S. A. de C. V, a company owned and controlled by the Rincón family.
Transactions with Directors and their Affiliates — The Company sells newsprint to El Universal. Juan Francisco Ealy Ortiz, one of CODUSA’s Directors, is the Chairman, Chief Executive Officer and Managing Director of El Universal. During the years ended December 31, 2006 and 2005, the Company recorded net sales to El Universal of approximately $120 (US$11.1 million) and $166 (US$15.0 million).

c.	Acquisition of new subsidiaries:

On April 11, 2005, the Company acquired 99.99% of the capital stock of Empaques del Norte, S. A. de C. V. for $67,558 (US$5.8 million). The due amount to the previous stockholder as of December 31, 2005, was of $8,862. See note 7.

On April 18, 2005, the Company acquired 99.99% of the capital stock of Líneas Aéreas Ejecutivas de Durango, S. A. de C. V. (“Líneas Aéreas”) for $16. This company was owned by some of the Rincón family members. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties. See note 7.

On June 28, 2005, the Company acquired 99.99% of the capital stock of Inmobiliaria Industrial de Durango, S. A. de C. V. for $765. This company was owned by some of the Rincón family members. See note 7.

(37)

d.	Creation of new subsidiaries:

Corporación Durango, S. A. B. de C. V., Empaques de Cartón Titán, S. A. de C. V., Industrias Centauro, S. A. de C. V. and Inmobiliaria Industrial Tizayuca, S. A. de C. V., entered into an operating lease agreement with GE Capital CEF México, S. de R. L. de C. V., effective as of March 31, 2006 for US$50 million with a 7.5 year term. Under this lease agreement, the Company’s newly formed subsidiary, Papel y Empaques de Tizayuca, S.A. de C.V., leases machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at an industrial facility purchased by the Company.

e.	On February 13, 2006, NKM Corporativo, S.A. de C.V., capitalized Grupo Pipsamex, S. A. de C. V., for an amount of $314,610, with a 13.3% participation in that Company.
NOTE 15 — OTHER INCOME (EXPENSES), NET:

	December 31,
	2006	2005	2004

Loss on sale of property, plant and equipment	($16,189)	($1,765)	($23,771)
Restructuring expenses	(27,374)	(68,379)	(155,492)
Write-off of debt issuance costs	—	—	(347,034)
Revaluation (impairment) of long-lived assets in use	25,917	118,412	(498,559)
Debt repurchase at market price (1)	—	—	667,430
Recovery from insurance company	68,649	—	—
Other income (expenses) — Net	14,498	(42,764)	(77,414)

	$65,501	$5,504	($434,840)

(1)	On August 5, 2004, HG Estate LLC and St. Marys Railroad Corporation sold certain notes in an aggregate principal amount of US$48.1 million ($577.7 million) issued by Durango Paper Company in favor of HG Estate LLC and St. Mary’s Railroad Corporation, to the indirect partially-owned subsidiary Compañía Norteamericana de Inversiones en Celulosa y Papel, S. A. de C. V. for US$7.5 million ($92.7 million) which the parties agreed was the fair market value of these notes.

(38)

NOTE 16 — INCOME TAX (IT), ASSET TAX (AT) AND EMPLOYEES’ STATUTORY PROFIT SHARING EPS:
The Company is subject to IT and AT. IT is calculated considering as taxable or non-taxable some inflation effects, such as calculated depreciation based on constant values and cost of sales deduction instead of purchases (until December 31, 2004 purchases instead of cost of sales), allowing for actual costs deduction and the inflation effect of some liabilities and monetary assets is accumulated or deducted through the annual inflation adjustment, which is similar to the result for monetary position.
As a result of the amendments to the Income Tax Law in effect as of November 13, 2004, the IT rate will be 29% and 28% in 2006 and 2007, respectively. Therefore, the effect of those statutory income tax rate reductions were considered in valuing deferred income taxes, creating for 2006 and 2005, a decrease in income tax liability of $14,073 and of $17,957, respectively, which increased net income by the same amount.
AT is calculated by applying a 1.8% rate to the net average of the majority of inflation restated assets and certain liabilities, and is payable only to the extent that it exceeds IT payable for the same period. If in any year AT exceeds IT payable, the AT payment for such excess may be reduced by the amount by which IT exceeded AT in the three preceding years and any required payment is carried forward and applied against the excess of IT over AT over the following ten years.
The Company incurs consolidated IT and AT payments with its Mexican subsidiaries in proportion to the Company’s voting stock in each of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 100% of such proportion for 2006 and 2005 and the tax results of the holding company are also consolidated at 100% for 2006 and 2005. Estimated IT and AT payments of CODUSA and its subsidiaries are made as if the Company had not opted for tax consolidation.
a.	IT (provision) benefit consists of the following:

	December 31,
	2006	2005	2004

Current	($208,903)	($127,165)	($38,988)
Deferred	(408,107)	(250,913)	552,811
Benefit from tax consolidation	84,133	61,754	9,296

	($532,877)	($316,324)	$523,119

(39)

b.	The reconciliation of the statutory and effective IT rates expressed as a percentage of income (loss) from continuing operations before IT and EPS for the years ended December 31, 2006, 2005 and 2004 is:

	2006	2005	2004

Statutory income tax rate	29%	30%	33%
Plus (less) the effect of permanent differences:
Non-deductible expenses	3.86%	16.72%	(5.43%)
Other	9.56%	13.17%	10.23%
Cancellation rule 106	9.78%	—	—
Effects of inflation	(5.13%)	(7.24%)	7.05%
Effect of the rate reduction on deferred IT	8.84%	(18.89%)	16.59%
Change in valuation allowance of recoverable deferred IT asset and AT	50.01%	51.17%	33.01%

Effective IT rate	105.92%	84.93%	94.45%

c.	The main components of the net deferred IT liability balance are:

	December 31,
	2006	2005

Deferred IT liability (asset):
Property, machinery and equipment	$2,469,127	$2,533,261
Inventories	(67,815)	(125,928)
Allowance for doubtful accounts	(47,056)	(51,783)
Accrued expenses	(85,984)	(42,624)
Deferred assets	24,703	(27,916)
Other, net	(112,096)	(67,951)

Deferred IT from temporary differences	2,180,879	2,217,059
Tax loss carryforwards	(953,634)	(1,045,992)
Recoverable AT carryforwards	(270,851)	(343,208)

	956,394	827,859
Valuation allowance	1,092,836	839,104

Net long-term deferred IT liability	$2,049,230	$1,666,963

(1)	Certain reclassifications among line items have been made that did not impact the total net deferred income tax liability.

(40)

d.	Due to the uncertainty of the recovery and use of recoverable AT and unamortized tax loss carryforwards, the Company established a valuation allowance for the amounts that it does not expect to recover.

e.	At December 31, 2006 and 2005, the Company has taxable temporary differences related to deferred EPS, mainly inventories and property, machinery and equipment, for which the deferred EPS liabilities were not recognized since the Company believes that they will not materialize due to the continuity of its operations (i.e. will be replaced in the future with similar temporary differences).

f.	Consolidated unamortized tax loss carryforwards and recoverable AT of the Mexican companies for which the deferred IT assets and prepaid IT, respectively, have been recognized may be recoverable subject to certain conditions. The restated amounts of tax loss carryforwards and recoverable AT and their respective expiration dates at December 31, 2006 are as follows:

Year of	Tax loss	Recoverable
Expiration	carryforwards	AT

2007	$13,550	$29,510
2008	117,206	28,624
2009	131,670	22,359
2010	66,198	26,982
2011	58,481	25,120
2012	374,777	66,704
2013	959,627	62,591
2014	367,701	6,658
2015	1,060,652	1,106
2016	255,974	1,197

	$3,405,836	$270,851

g.	For the years ended December 31, 2006, 2005 and 2004, the change in gain (loss) from holding non-monetary assets includes the effect of the deferred income tax of $130,964, $154,656 and $277,610, respectively.
NOTE 17 — DISCONTINUED OPERATIONS:
As a result of the Company’s financial and operating restructuring, in 2003, the Board of Directors authorized the discontinuation and/or sale of certain subsidiaries or significant assets. The related operating results have been presented as discontinued operations for the years ended December 31, 2005 and 2004. Discontinued operations are as follows:

(41)

On July 15, 2005, CODUSA’s subsidiaries, Ponderosa and Compañía Forestal de Durango, S. A. de C. V., sold the assets of the Company’s Chihuahua particleboard plant for $347,936 (US$30 million). As a result of this sale, the capacity of the Company’s other segment was reduced by 200 thousands short tons, the Company ceased producing particleboard and the Company no longer has any discontinued operations.
The statements of operations reflect the effects of discontinued operations, which are comprised as follows:

	December 31,
	2005	2004

Net sales	$172,771	$360,270
Cost of sales	146,827	301,730

Gross profit (loss)	25,944	58,540
Operating expenses — Net	22,842	33,094

Income (loss) from operations	3,102	25,446

Net comprehensive financing income — Net	79,341	47,435
Other income (expenses) — Net	(20,692)	331

Income (loss) from discontinued operations	61,751	73,212

Revenue from sales of discontinued operations	347,936	—
Cost of sales of assets of discontinued operations	364,353	—

Loss on sales of discontinued operations	(16,417)	—

IT and EPS	67,874	36,603

Net income (loss) from discontinued operations	$113,208	$109,815

Depreciation and amortization	$7,229	$16,372

     NOTE 18 — COMMITMENTS:
a.	Some of the Mexican subsidiaries lease certain equipment under non-cancelable operating leases. Rental expenses totaled $117,484, $53,288 and $53,718 for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, estimated future minimum lease payments were as follows:

(42)

Year	Amount

2007	$99,125
2008	102,393
2009	108,237
2010	123,593
2011 and thereafter	393,306

$826,654

b.	McKinley Paper Company leases certain equipment under non-cancelable operating leases. Rental expenses under these leases were $8,329, $9,641 and $3,811 for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, estimated future minimum lease payments were as follows:

Year	Amount

2007	$9,211
2008	8,174
2009	7,352
2010	3,222

$27,959

NOTE 19 — CONTINGENCIES:
a.	On November 14, 2003, the Company sold its investment in Productora Nacional de Papel, S. A. de C. V. Subsequent to the sale of Pronal, the Mexican National Water Commission billed the Company $213,000 for alleged differences in the payments of rights for extraction and use of national waters in 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the court’s ruling. The Company’s management believes that there are insufficient grounds for the legal suit and that the court will rule in its favor. However, the Company is evaluating an option by a decree allowing for an 80% discount of the due amount and a 100% discount of fines and other expenses.

b.	Similarly, subsequent to the sale of Productora Nacional de Papel, S. A. de C. V., the Mexican National Water Commission billed the Company $2,100 in taxes with respect to the fiscal years ended 1998 and 1999 for alleged differences in the payment of rights by the use or advantage of goods of the public domain of the Mexican Republic, such as receiving residual water unloadings. In 2005, the Company filed an appeal with the Federal Tax and Administrative Court, and is currently accounting the acceptance of this appeal.

(43)

c.	As a result of operations with related foreign entities, tax differences could arise if the tax authorities, upon review, consider that the transfer prices and amounts used by the Company are not similar to those which would have been used with or between independent parties in comparable transactions.

d.	The Company’s Mexican operations are subject to federal, state and local laws and regulations, including the Mexican General Law of Ecological Stabilization and Environment Protection and the rules and regulations published under this law. Companies engaged in industrial activities are subject to the regulatory jurisdiction of the Mexican Ministry of the Environment and Natural Resources.

In 1988, the Company agreed with Mexican environmental regulatory authorities on a compliance plan that the Company proceeded to implement. The Company’s paper mills are in compliance with general standards promulgated by the Mexican regulatory authorities. In 1995, the Company purchased approximately 26% of Planta Ecológica Industrial, S. A. de C. V., a joint venture of industrial water users in Monterrey, Nuevo León. The venture paper mills in Mexico are subject to periodic environmental audits by the Mexican Ministry of the Environmental and Natural Resources. The Company has frequently been recognized for its environmental record and its role in implementing modern forest management techniques. However, there can be no assurance that relevant Mexican authorities will continue to find the Company’s environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcement of existing laws to increase, or new environmental laws to be enacted, the Company could incur material compliance costs.

The Company’s U.S. operations are subject to federal, state and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environment Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 and Resources Conservation and Recovery Act has required the Company to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations.

The Company is committed to protecting the health and welfare of the Company’s employees, the public, and the environment and the Company strives to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. In any construction of new facilities and the modernization of existing facilities, the Company intends to use modern technology for air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.

e.	The Mexican tax authority may have a different criteria from the Company’s as a result of tax documentation review.

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f.	On May 26, 2006, the subsidiary Fábrica Mexicana de Papel, S. A. de C. V., interposed a demand of nullity, against the resolution that determines a tax assessment for $15,176 regarding 1984 fiscal year, previous date of the acquisition of the subsidiary, for dividend distribution supposedly associated to non deducible expenses. The Company is evaluating the option that allows the partial waiver of taxes, published on April 2007.
NOTE 20 — SUBSEQUENT EVENTS:
a.	On January 10, 2007, twelve companies were created to provide administrative services and labor to the Company’s paper and corrugated container facilities. Inmobiliaria Industrial Tizayuca, S.A. de C.V. is the stockholder, as follows:

	Ownership
Company	percentage	Activity
Secodusa, S. A. de C. V.	100%	Administrative services

Servicios Pipsamex, S. A. de C. V.	100%	Administrative services

Mexpape, S. A. de C. V.	100%	Administrative services

Fapatux, S. A. de C. V.	100%	Administrative services

Ectsa Industrial, S. A. de C. V.	100%	Administrative services

Enosa Industrial, S. A. de C. V.	100%	Administrative services

Cartonpack Industrial, S. A. de C. V.	100%	Administrative services

Eyemsa Industrial, S. A. de C. V.	100%	Administrative services

Administración Industrial Centauro, S. A. de C. V.	100%	Administrative services

Administradora Industrial Durango, S. A. de C. V.	100%	Administrative services

Atenmex, S. A. de C. V.	100%	Administrative services

Atensa, S. A. de C. V.	100%	Administrative services
b.	On February 10, 2007, Board of Directors approved the merger of Empaques de Cartón Titán, S. A. de C. V. (Ectsa) with the following companies: Envases y Empaques de México, S. A. de C. V., Empaques del Norte, S. A. de C. V., Cartonpack, S. A. de C. V., Durango Internacional, S. A. de C. V., Industrias Centauro, S. A. de C. V., Compañía Papelera de Atenquique, S. A. de C. V., Compañía Forestal de Durango, S. A. de C. V., and Papel y Empaques Tizayuca, S. A. de C. V. Ectsa was the surviving company in these merger.

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c.	On January 31, 2007, Board of Directors approved the merger of Grupo Pipsamex, S. A. de C. V., with the following companies: Fábricas de Papel Tuxtepec, S. A. de C. V., Fábrica Mexicana de Papel, S. A. de C. V., Fibras de Durango, S. A. de C. V. and Inmobiliaria Industrial de Durango, S. A. de C. V. Grupo Pipsamex, S. A. de C. V., was the surviving company in these mergers.

d.	On February 6, 2007, Administración Corporativa Titán, S. A. de C. V., was created, being Corporación Durango, S. A. B. de C. V. the holding company.

e.	On February 18, 2007, board of Directors approved the merger of Empaques de Cartón Titán, S. A. de C. V. with Administración Corporativa Titán, S. A. de C. V.
NOTE 21 — SEGMENT INFORMATION:
The Company has disclosed its operating segments based on its components about which separate financial information is available and which is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environment. The information provided for segment reporting is based on internal reports used by management.
The following summarizes the aggregation of the Company’s operating segments into reportable segments:
Paper — This segment includes the production and sale of containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet. This segment includes the operating results of the Grupo Durango division and the Grupo Pipsamex division in Mexico and Durango McKinley Paper Company’s paper operations in the United States.
Packaging — This segment includes the production and sale of corrugated containers, multi-wall sacks and paper tubes. This segment includes the operating results of the packaging division in Mexico and the U.S.
Other — This segment includes the production and sale of plywood.

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a.	Information by operating segments of continuing operations:

2006
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$4,529,681	$5,050,630	$117,862	$9,698,173	$—	$9,698,173
Intersegment sales	4,335,657	429,407	181,536	4,946,600	(4,946,600)	—

Total sales	8,865,338	5,480,037	299,398	14,644,773	(4,946,600)	9,698,173

Depreciation and amortization	276,310	121,421	12,736	410,467	—	410,467
Income (loss) from operations	510,162	329,661	(6,428)	833,395	—	833,395

Total assets	20,312,241	28,011,960	1,127,027	49,451,228	(34,292,144)	15,159,084
Acquisition and sale of property, plant and equipment	225,192	84,522	(82,714)	227,000	—	227,000

Impairment	65,068	—	(39,151)	25,917	—	25,917

Interest income	506,193	1,636,977	37,111	2,180,281	(2,149,110)	31,171
Interest expense	(636,600)	(2,030,786)	(83,893)	(2,751,279)	2,159,513	(591,766)

Income tax	(416,749)	(86,749)	(29,379)	(532,877)	—	(532,877)

2005
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$3,633,168	$4,738,207	$104,482	$8,475,857	$—	$8,475,857
Intersegment sales	4,363,498	430,087	94,039	4,887,624	(4,887,624)	—

Total sales	7,996,666	5,168,294	198,521	13,363,481	(4,887,624)	8,475,857

Depreciation and amortization	287,917	138,835	12,053	438,805	—	438,805
Income (loss) from operations	127,544	246,229	10,493	384,266	—	384,266

Total assets	19,719,939	28,826,593	1,298,117	49,844,649	(34,411,347)	15,433,302
Acquisition and sale of property, plant and equipment	70,964	(15,138)	8,496	64,322	—	64,322

Impairment	(118,412)	—	—	(118,412)	—	(118,412)

Interest income	689,948	3,187,922	11,061	3,888,931	(3,844,647)	44,284
Interest expense	(1,154,695)	(2,990,211)	(40,643)	(4,185,549)	3,569,054	(616,495)

Income tax	455,160	(657,513)	(113,971)	(316,324)	—	(316,324)

2004
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$3,700,712	$4,552,641	$115,019	$8,368,372	$—	$8,368,372
Intersegment sales	4,194,662	318,359	112	4,513,133	(4,513,133)	—

Total sales	7,895,374	4,871,000	115,131	12,881,505	(4,513,133)	8,368,372

Depreciation and amortization	305,032	143,039	8,058	456,129	—	456,129
Income (loss) from operations	57,852	415,100	1,250	474,202	—	474,202

Total assets	22,661,917	32,635,149	1,296,235	56,593,301	(40,334,646)	16,258,655
Acquisition and sale of property, plant and equipment	98,745	59,574	23,624	181,943	—	181,943

Impairment	498,559	—	—	498,559	—	498,559

Interest income	666,617	2,010,286	1,290	2,678,193	(2,635,006)	43,187
Interest expense	(991,757)	(2,804,490)	(4,491)	(3,800,738)	2,595,477	(1,205,261)

Income tax	1,134,537	(747,231)	135,813	523,119	—	523,119

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b.	General information of continuing operations by product:

Net revenues	2006	2005	2004

Packaging
-Corrugated container	$4,643,005	$4,322,156	$4,191,344
- Paper sacks	395,722	404,660	361,297
- Tubes	11,903	11,391	—

Paper-
-Containerboard	1,977,707	1,438,971	1,641,941
-Newsprint	1,139,593	974,629	994,124
- Uncoated free sheet	1,412,381	1,219,568	1,064,647
-Other segments	117,862	104,482	115,019

Consolidated total	$9,698,173	$8,475,857	$8,368,372

c.	General segment information of continuing operations by geographical area:

2006
			Acquisition and sale
		Total	of property, plant
	Net sales	assets	and equipment

Mexico	$12,345,130	$46,026,950	$222,089
United States of America	2,299,643	3,424,278	4,911
Intersegment eliminations	(4,946,600)	(34,292,144)	—

Consolidated total	$9,698,173	$15,159,084	$227,000

2005
			Acquisition and sale
		Total	of property, plant
	Net sales	assets	and equipment

Mexico	$10,974,771	$46,327,161	$54,700
United States of America	2,388,710	3,517,488	9,622
Intersegment eliminations	(4,887,624)	(34,411,347)	—

Consolidated total	$8,475,857	$15,433,302	$64,322

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2004
			Acquisition and sale
		Total	of property, plant
	Net sales	assets	and equipment

Mexico	$10,422,651	$55,278,296	$188,597
United States of America	2,458,854	1,315,005	(6,654)
Intersegment eliminations	(4,513,133)	(40,334,646)	—

Consolidated total	$8,368,372	$16,258,655	$181,943

d.	Additional revenue analysis:

Annual revenues from the following client groups to which the Company sells are:

	December 31,
Net income	2006	2005	2004

Packaging -

Food and beverage	$3,552,164	$3,309,670	$3,204,743
Agribusiness	487,516	458,044	493,252
Agriculture	436,442	362,978	328,835
Maquila sector	213,578	259,270	252,950

Paper sacks -

Cement	281,754	244,415	224,355
Lime and plaster	53,818	71,220	72,979

Paper -

Editorial	2,311,750	1,962,449	1,716,019
Scholastic	444,393	406,353	515,834

Forest -

Furniture manufacturers	117,862	104,482	115,014
Other	1,798,896	1,296,976	1,444,391

Total	$9,698,173	$8,475,857	$8,368,372

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NOTE 22 — NEW ACCOUNTING PRINCIPLES:
Beginning January 1, 2007, the dispositions of the following Mexican Financial Reporting Standards (NIFs) issued by the Mexican Financial Reporting Standards Board (CINIF) became effective. These dispositions will not have a significant impact on the financial information:
NIF B-3 “Income statement” — Incorporates, among others, a new approach to classify income costs and expenses in ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as on ordinary expense and not as a profit tax.
NIF B-13 “Subsequent events” — Requires, among others, recognition of assets and liabilities restructuring in the periods in which they actually take place and the recognition of creditors’ waivers to enforce their right to demand debts in the event of lack of compliance of the entity with debt agreement commitments. These issues will only be disclosed in the notes to the financial statements.
NIF C-13 “Related parties” — Extends, among others, the definition (scope) of the related parties’ concept and increases the disclosure requirements in the notes to the financial statements.
NIF D-6 “Capitalization of the Financing Integral Result” — Establishes, among others, the obligation of capitalization of the financing integral result and the rules for its capitalization.
   —    —    —   —    —    —    —

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